SO 2/9/04

WF 2-4-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SECURI ... MISSION

04001667

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51744

PROCESSED

FEB 11 2004

THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31,2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wallstreet Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6704 Grasselli Rd., Rivers Plaza Suite-E

(No. and Street)

Fairfield	Al	35064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Hall (205)785-9888

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sheppard-Harris & Associates, P.C.

(Name — *if individual, state last, first, middle name*)

3499 Independence Dr. Suite-A	Birmingham	Al	35209
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 02 2004 WASH, D.C. 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

01-2

OATH OR AFFIRMATION

I, Jerry Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wallstreet Associates, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

THERESA R. BROOKS
Notary Public, Alabama, State at Large
My Commission Expires September 4, 2005

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLSTREET ASSOCIATES, INC.

AUDIT REPORT

DECEMBER 31, 2003

WALLSTREET ASSOCIATES, INC.

TABLE OF CONTENTS

SHEPPARD-HARRIS & ASSOCIATES, P.C.
Certified Public Accountants
3499 Independence Drive, Suite A • Birmingham, Alabama 35209 • (205) 871-0313

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Wallstreet Associates, Inc.
Birmingham, Alabama

We have audited the statement of financial position of **Wallstreet Associates, Inc.** as of December 31, 2003, and the related statements of activities, changes in stockholder's equity and statement of cash flows for the year then ended. These financial statements are the responsibility of the **Wallstreet Associates, Inc.**'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Wallstreet Associates, Inc.** as of December 31, 2003 and the result of its operations, changes in stockholder's equity and cash flows in financial positions for the year then ended in conformity with generally accepted accounting principles.

Sheppard-Harris & Associates

Sheppard-Harris & Associates, P.C.
Birmingham, Alabama
January 26, 2004

WALLSTREET ASSOCIATES, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	5,067
Investments		7,379
Accounts Receivable		68
Total Current Assets		12,514
PROPERTY AND EQUIPMENT		
Furniture and Equipment		7,000
Less: Accumulated Depreciation		(5,600)
Total Fixed Assets		1,400
TOTAL ASSETS	$	13,914

LIABILITIES AND NET ASSETS

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Liabilities		-
STOCKHOLDER'S EQUITY		
Capital Stock		13,171
Additional Paid-In-Capital		1,745
Retained Earnings		(2,256)
Current Earnings		1,254
Total Stockholder's Equity		13,914
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	13,914

WALLSTREET ASSOCIATES, INC.
STATEMENT OF ACTIVITIES
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE	
Fees	$ 82,041
Total Revenue	82,041
EXPENSES	
General and Administrative	58,989
Marketing	20,214
Depreciation	1,400
Total Expenses	80,603
Net Income From Operation	1,438
OTHER INCOME AND EXPENSES	
Financial Revenue	71
Financial Expenses	(255)
Net Other Income and Expenses	(184)
Net Income Before Taxes	$ 1,254

WALLSTREET ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2003

Stockholder's Equity Beginning of Year	$ 11,710
Add: Net Income (Loss)	1,254
Unrealized Profits	950
Stockholder's Equity End of Year	$ 13,914

WALLSTREET ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 1,254
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,400
Increase in Investments	(1,053)
Increase in Accounts Receivable	(10)
Increase in Capital	950
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,541
NET CASH INCREASE (DECREASE)	2,541
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,526
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 5,067

WALLSTREET & ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION

Wallstreet Associates, Inc., was incorporated on October 7, 1999. The primary objective of the company is to sell only cash account mutual funds on an application basis to retail clientele. **Wallstreet Associates, Inc.** operates pursuant to the (k)(1) provisions of SEC Rule 15c3-3 and does not hold customer funds or securities.

NOTE 2 - BASIS OF PRESENTATION

The financial statements of **Wallstreet Associates, Inc.**, have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

NOTE 3 - USE OF ESTIMATE

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 4 - CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three (3) months or less to be cash equivalents. At December 31, 2003, the carrying amount of the Company's deposits was $5,067. The Company's deposits at year end were entirely covered by Federal depository insurance.

NOTE 5 - PROPERTY AND EQUIPMENT

The method for determining the estimated reduction for usage was based on standard depreciation guidelines. Consequently, the value of property is recorded at cost less an allowance for usage. A summary of net property is presented below:

Item	Cost	Usage Allowance	Net
Furniture & Equipment	$ 7,000	5,600	$ 1,400
Total	$ 7,000	5,600	$ 1,400

WALLSTREET & ASSOCIATES, INC.
OTHER NOTES
DECEMBER 31, 2003

There was no material difference between audited Computation of Net Capital and the maker-dealer corresponding unaudited Part II A Computation.

There was no material inadequacies found for the audit period.

The audit covered the period January 1, 2003 to December 31, 2003.

WALLSTREET ASSOCIATES, INC.
NET CAPITAL COMPUTATION
FOR THE MONTH ENDING
DECEMBER 31, 2003

ASSETS	
ALLOWABLE ASSETS	$ 5,067
Cash	68
Accounts Receivable - Trade	7,379
Investments Securities	
	12,514
Total Current Assets	
NON- ALLOWABLE ASSETS	
Furniture and Equipment	1,400
Total Non-Allowable Assets	1,400
TOTAL ASSETS	13,914
LIABILITIES	
LIABILITIES	
Liabilities	-
EQUITY	
Stockholder's Equity	13,171
Additional Paid-In-Capital	1,745
Profit and Loss (YTD)	1,254
Retained Earnings	(2,256)
Total Equity	13,914
TOTAL LIABILITIES AND EQUITY	
Total Assets:	13,914
Less Liabilities:	-
Net Worth	13,914
Less: Non-Allowable Assets	(1,400)
Tentative Net Capital	12,514
Securities Haircuts: Applies 4/30/00	(1,049)
Net Capital	11,465
Less: Net Capital Equipment	(5,000)
Excess Net Capital	$ 6,465